UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

JD.com, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.00002[1]
(Title of Class of Securities)

47215P106
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Reporting Persons hold both Class A Ordinary Shares and American Depositary Shares, which may be exchanged for Class A Ordinary Shares, par value $0.00002, at a 1:2 ratio. Unless otherwise indicated, this Schedule 13G reports the Reporting Persons' beneficial ownership of Class A Ordinary Shares and American Depositary Shares on an aggregate basis.

CUSIP No	47215P106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Private Investment Partners V, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

410,319,122

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

410,319,122

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,319,122[2]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.6%[2]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

2 Represented by both Class A Ordinary Shares American Depositary Shares, which may be exchanged for Class A Ordinary Shares, par value $0.00002, at a 1:2 ratio.

CUSIP No	47215P106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global PIP Performance V, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

410,319,122

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

410,319,122

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,319,122[3]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.6%[2]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

3 Represented by both Class A Ordinary Shares and American Depositary Shares, which may be exchanged for Class A Ordinary Shares, par value $0.00002, at a 1:2 ratio.

CUSIP No	47215P106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global PIP Management V, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

410,319,122

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

410,319,122

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,319,122[4]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.6%[3]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

4 Represented by both Class A Ordinary Shares and American Depositary Shares, which may be exchanged for Class A Ordinary Shares, par value $0.00002, at a 1:2 ratio.

CUSIP No	47215P106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Five 360 Holdings

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

259,303,416

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

259,303,416

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

259,303,416[5]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.7%[4]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

5 Represented by both Class A Ordinary Shares and American Depositary Shares, which may be exchanged for Class A Ordinary Shares, par value $0.00002, at a 1:2 ratio.

CUSIP No	47215P106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global 360buy Holdings

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

151,015,706

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

151,015,706

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

151,015,706[6]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%[4]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

6 Represented by both Class A Ordinary Shares and American Depositary Shares, which may be exchanged for Class A Ordinary Shares, par value $0.00002, at a 1:2 ratio.

CUSIP No	47215P106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

420,549,298

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

420,549,298

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

420,549,298[7]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.0%[4]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

7 Represented by both Class A Ordinary Shares and American Depositary Shares, which may be exchanged for Class A Ordinary Shares, par value $0.00002, at a 1:2 ratio.

CUSIP No	47215P106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles P. Coleman III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

420,549,298

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

420,549,298

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

420,549,298[8]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.0%[5]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

8 Represented by both Class A Ordinary Shares and American Depositary Shares, which may be exchanged for Class A Ordinary Shares, par value $0.00002, at a 1:2 ratio.

CUSIP No	47215P106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Feroz Dewan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

420,549,298

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

420,549,298

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

420,549,298[9]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.0%[6]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

9 Represented by both Class A Ordinary Shares and American Depositary Shares, which may be exchanged for Class A Ordinary Shares, par value $0.00002, at a 1:2 ratio.

CUSIP No	47215P106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lee Fixel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

420,549,298

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

420,549,298

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

420,549,298[10]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.0%[6]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

10 Represented by both Class A Ordinary Shares and American Depositary Shares, which may be exchanged for Class A Ordinary Shares, par value $0.00002, at a 1:2 ratio.

CUSIP No	47215P106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Scott Shleifer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

420,549,298

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

420,549,298

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

420,549,298[11]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.0%[6]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

11 Represented by both Class A Ordinary Shares and American Depositary Shares, which may be exchanged for Class A Ordinary Shares, par value $0.00002, at a 1:2 ratio.

CUSIP No		47215P106

Item 1.	(a).	Name of Issuer:

JD.com, Inc.

(b).	Address of Issuer's Principal Executive Offices:

10th Floor Building A, North Star Century Center No. 8 Beichen West Street Chaoyang District, Beijing 100101 People's Republic of China

Item 2.	(a).	Name of Person Filing:

Tiger Global Private Investment Partners V, L.P.
Tiger Global PIP Performance V, L.P.
Tiger Global PIP Management V, Ltd.
Tiger Global Five 360 Holdings
Tiger Global 360buy Holdings
Tiger Global Management, LLC
Charles P. Coleman III
Feroz Dewan
Lee Fixel
Scott Shleifer

(b).	Address of Principal Business Office, or if None, Residence:

Tiger Global Private Investment Partners V, L.P.
Tiger Global PIP Performance V, L.P.
Tiger Global PIP Management V, Ltd.
c/o Campbells Corporate Services Limited
P.O. Box 268
Floor 4 Willow House
Cricket Square
Grand Cayman KY1-1104
Cayman Islands

Tiger Global Five 360 Holdings
Tiger Global 360buy Holdings
c/o Tiger Global Mauritius Office
Twenty Seven, Cybercity
Ebene, Mauritius

Tiger Global Management, LLC
9 West 57th Street
35th Floor
New York, New York 10019

Charles P. Coleman III
c/o Tiger Global Management, LLC
9 West 57th Street
35th Floor
New York, New York 10019

Feroz Dewan
c/o Tiger Global Management, LLC
9 West 57th Street
35th Floor
New York, New York 10019

Lee Fixel
c/o Tiger Global Management, LLC
9 West 57th Street
35th Floor
New York, New York 10019

Scott Shleifer
c/o Tiger Global Management, LLC
9 West 57th Street
35th Floor
New York, New York 10019

(c).
Citizenship:

Tiger Global Private Investment Partners V, L.P. – Cayman Islands limited partnership
Tiger Global PIP Performance V, L.P. – Cayman Islands limited partnership
Tiger Global PIP Management V, Ltd. – Cayman Islands exempted company
Tiger Global Five 360 Holdings– Mauritius company
Tiger Global 360buy Holdings– Mauritius company
Tiger Global Management, LLC– Delaware limited liability company
Charles P. Coleman III– United States citizen
Feroz Dewan–citizen of India
Lee Fixel– United States citizen
Scott Shleifer– United States citizen

(d).	Title of Class of Securities:

Class A Ordinary Shares, par value $0.00002

(e).	CUSIP Number:

47215P106

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.[12]

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

410,319,122 shares deemed beneficially owned by Tiger Global Private Investment Partners V, L.P.
410,319,122 shares deemed beneficially owned by Tiger Global PIP Performance V, L.P.
410,319,122 shares deemed beneficially owned by Tiger Global PIP Management V, Ltd.
259,303,416 shares deemed beneficially owned by Tiger Global Five 360 Holdings
151,015,706 shares deemed beneficially owned by Tiger Global 360buy Holdings
420,549,298 shares deemed beneficially owned by Tiger Global Management, LLC
420,549,298 shares deemed beneficially owned by Charles P. Coleman III
420,549,298 shares deemed beneficially owned by Feroz Dewan
420,549,298 shares deemed beneficially owned by Lee Fixel
420,549,298 shares deemed beneficially owned by Scott Shleifer

(b)	Percent of class:

18.6% deemed beneficially owned by Tiger Global Private Investment Partners V, L.P.
18.6% deemed beneficially owned by Tiger Global PIP Performance V, L.P.
18.6% deemed beneficially owned by Tiger Global PIP Management V, Ltd.
11.7% deemed beneficially owned by Tiger Global Five 360 Holdings
6.8% deemed beneficially owned by Tiger Global 360buy Holdings
19.0% deemed beneficially owned by Tiger Global Management, LLC
19.0% deemed beneficially owned by Charles P. Coleman III
19.0% deemed beneficially owned by Feroz Dewan
19.0% deemed beneficially owned by Lee Fixel
19.0% deemed beneficially owned by Scott Shleifer

(c)	Number of shares as to which Tiger Global Private Investment Partners V, L.P. has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	410,319,122

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	410,319,122

Number of shares as to which Tiger Global Tiger Global PIP Performance V, L.P. has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	410,319,122

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	410,319,122

12 Represented by both Class A Ordinary Shares and American Depositary Shares on an aggregate basis.  Each American Depositary Share represents two Class A Ordinary Share, par value $0.00002.

Number of shares as to which Tiger Global PIP Management V, Ltd. has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	410,319,122

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	410,319,122

Number of shares as to which Tiger Global Five 360 Holdings has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	259,303,416

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	259,303,416

Number of shares as to which Tiger Global 360buy Holdings has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	151,015,706

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	151,015,706

Number of shares as to which Tiger Global Management, LLC has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	420,549,298

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	420,549,298

Number of shares as to which Charles P. Coleman III has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	420,549,298

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	420,549,298

Number of shares as to which Feroz Dewan has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	420,549,298

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	420,549,298

Number of shares as to which Lee Fixel has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	420,549,298

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	420,549,298

Number of shares as to which Scott Shleifer has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	420,549,298

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	420,549,298

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by private funds advised by Tiger Global Management, LLC.  With the exception of Tiger Global Private Investment Partners V, L.P., Tiger Global Five 360 Holdings and Tiger Global 360buy Holdings, none of the private funds individually own more than 5% of the Issuer's outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
(Date)

Tiger Global Private Investment Partners V, L.P. By Tiger Global PIP Performance V, L.P. Its General Partner By Tiger Global PIP Management V, Ltd. Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global PIP Performance V, L.P. By Tiger Global PIP Management V, Ltd. Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global Five 360 Holdings	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global 360buy Holdings	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global Management, LLC	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

Feroz Dewan	/s/ Feroz Dewan Signature

Lee Fixel Scott Shleifer	/s/ Lee Fixel Signature /s/ Scott Shleifer Signature

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13G dated February 17, 2015 relating to the Class A Ordinary Shares, par value $0.0002 of JD.com, Inc. shall be filed on behalf of the undersigned.

Tiger Global Private Investment Partners V, L.P. By Tiger Global PIP Performance V, L.P. Its General Partner By Tiger Global PIP Management V, Ltd. Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global PIP Performance V, L.P. By Tiger Global PIP Management V, Ltd. Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global Five 360 Holdings	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global 360buy Holdings	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global Management, LLC	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

Feroz Dewan	/s/ Feroz Dewan Signature

Lee Fixel Scott Shleifer	/s/ Lee Fixel Signature /s/ Scott Shleifer Signature

SK 03559 0004 6341014